SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS	2

FORWARD-LOOKING STATEMENTS	2

SIGNATURES	5

2

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the nine months ended September 30, 2014.

2	Announcement dated October 23, 2014 in respect of the disclosure of the operational statistics of China Unicom (Hong Kong) Limited and its subsidiaries for the month of September 2014.

FORWARD-LOOKING STATEMENTS

These announcements contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in these announcements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

3

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: October 24, 2014

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

5

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the nine months ended 30 September 2014.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the nine months ended 30 September 2014.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

	30 September 2014	31 December 2013
ASSETS
Non-current assets
Property, plant and equipment	407,879	431,625
Lease prepayments	7,926	8,038
Goodwill	2,771	2,771
Interest in associate	2,040	—
Interest in joint venture	20	—
Deferred income tax assets	8,800	6,734
Financial assets at fair value through other comprehensive income	6,276	6,497
Other assets	24,758	21,296

	460,470	476,961

Current assets
Inventories and consumables	3,806	5,536
Accounts receivable	16,925	14,842
Prepayments and other current assets	10,490	9,664
Amounts due from related parties	6	11
Amounts due from domestic carriers	2,941	597
Short-term bank deposits	55	54
Cash and cash equivalents	18,747	21,506

	52,970	52,210

Total assets	513,440	529,171

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	178,702	2,328
Share premium	—	175,204
Capital redemption reserve	—	79

Share capital and other statutory capital reserve	178,702	177,611
Other reserves	(20,118)	(19,529)
Retained profits
- Proposed 2013 final dividend	—	3,805
- Others	67,584	57,012

	226,168	218,899
Non-controlling interests	15	—

Total equity	226,183	218,899

	30 September 2014	31 December 2013
LIABILITIES
Non-current liabilities
Long-term bank loans	443	481
Promissory notes	16,457	—
Convertible bonds	11,217	11,002
Corporate bonds	2,000	2,000
Deferred income tax liabilities	23	26
Deferred revenue	900	1,269
Other obligations	264	255

	31,304	15,033

Current liabilities
Short-term bank loans	78,727	94,422
Commercial papers	19,968	35,000
Current portion of long-term bank loans	46	48
Accounts payable and accrued liabilities	95,689	102,212
Taxes payable	5,345	2,634
Amounts due to ultimate holding company	687	1,634
Amounts due to related parties	2,268	4,176
Amounts due to domestic carriers	2,314	1,504
Dividend payable	773	644
Current portion of deferred revenue	873	452
Current portion of other obligations	2,671	2,672
Advances from customers	46,592	49,841

	255,953	295,239

Total liabilities	287,257	310,272

Total equity and liabilities	513,440	529,171

Net current liabilities	(202,983)	(243,029)

Total assets less current liabilities	257,487	233,932

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Nine months ended 30 September
	Note	2014	2013
Revenue		215,339	220,170
Interconnection charges		(11,118)	(15,051)
Depreciation and amortisation		(55,139)	(51,058)
Network, operation and support expenses		(27,774)	(24,669)
Employee benefit expenses		(25,833)	(22,904)
Costs of telecommunications products sold		(32,245)	(48,180)
Other operating expenses		(46,365)	(45,391)
Finance costs		(3,784)	(2,428)
Interest income		210	136
Other income—net		776	531

Profit before income tax		14,067	11,156
Income tax expenses		(3,504)	(2,782)

Profit for the period		10,563	8,374

Profit attributable to:
Equity shareholders of the Company		10,563	8,374
Non-controlling interests		—	—

		10,563	8,374

Earnings per share for profit attributable to equity shareholders of the Company during the period :
Basic earnings per share (RMB)	3	0.44	0.35

Diluted earnings per share (RMB)	3	0.43	0.35

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF

COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Nine months ended 30 September
	2014	2013
Profit for the period	10,563	8,374

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(245)	674
Tax effect on changes in fair value of financial assets through other comprehensive income	67	(170)

Changes in fair value of financial assets through other comprehensive income, net of tax	(178)	504
Remeasurement of net defined benefit liability, net of tax	(2)	—

	(180)	504

Items that may be reclassified to statement of income:
Currency translation differences	(1)	(13)

Other comprehensive income for the period, net of tax	(181)	491

Total comprehensive income for the period	10,382	8,865

Total comprehensive income attributable to:
Equity shareholders of the Company	10,382	8,865
Non-controlling interests	—	—

	10,382	8,865

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

	Nine months ended 30 September
	2014	2013
Cash flows from operating activities
Cash generated from operations	68,809	65,938
Income tax paid	(3,998)	(2,308)

Net cash inflow from operating activities	64,811	63,630

Cash flows from investing activities
Purchase of property, plant and equipment	(42,939)	(52,761)
Other cash flows arising from investing activities	(6,930)	(3,059)

Net cash outflow from investing activities	(49,869)	(55,820)

Cash flows from financing activities
Dividends paid to equity shareholders of the Company	(3,677)	(2,713)
Other cash flows arising from financing activities	(14,033)	(4,344)

Net cash outflow from financing activities	(17,710)	(7,057)

Net (decrease)/increase in cash and cash equivalents	(2,768)	753
Cash and cash equivalents, beginning of period	21,506	18,250
Effect of changes in foreign exchange rate	9	(34)

Cash and cash equivalents, end of period	18,747	18,969

Analysis of the balances of cash and cash equivalents:
Cash balances	6	7
Bank balances	18,741	18,962

	18,747	18,969

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION

Going Concern Assumption

As at 30 September 2014, current liabilities of the Group exceeded current assets by approximately RMB203.0 billion (31 December 2013: approximately RMB243.0 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB298.5 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds of which approximately RMB182.4 billion was unutilised as at 30 September 2014; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes that it has ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2014 has been prepared on a going concern basis.

3.	EARNINGS PER SHARE

Basic earnings per share for the nine months ended 30 September 2014 and 2013 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the nine months ended 30 September 2014 and 2013 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the nine months ended 30 September 2014 and 2013 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Nine months ended 30 September
	2014	2013
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	10,563	8,374
Imputed finance cost on the liability component of convertible bonds	157	157

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	10,720	8,531

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,829	23,620
Dilutive equivalent shares arising from share options	20	142
Dilutive equivalent shares arising from convertible bonds	939	922

Shares used in computing diluted earnings per share	24,788	24,684

Basic earnings per share (in RMB)	0.44	0.35

Diluted earnings per share (in RMB)	0.43	0.35

FINANCIAL OUTLINE

Revenue

In the first three quarters of 2014, total revenue was RMB215.34 billion. Out of the total revenue, service revenue was RMB186.84 billion, up by 5.3% as compared to the same period of last year.

Rapid growth in the mobile broadband business. In the first three quarters of 2014, service revenue from the mobile business was RMB119.10 billion. The total number of the mobile subscribers reached 297.070 million as at 30 September 2014. The average revenue per user per month (“ARPU”) was RMB45.5 for the mobile business in the first three quarters of 2014. Out of service revenue from the mobile business, service revenue from the mobile broadband business1 was RMB80.36 billion in the first three quarters of 2014, up by 24.3% as compared to the same period of last year and as a percentage of service revenue from the mobile business, there was an increase from 57.8% in the first three quarters of 2013 to 67.5% in the first three quarters of 2014. The total number of mobile broadband subscribers reached 145.710 million as at 30 September 2014. ARPU for mobile broadband business was RMB65.7 in the first three quarters of 2014.

Stable growth in the fixed-line broadband business. In the first three quarters of 2014, service revenue from the fixed-line business was RMB66.92 billion. Out of service revenue from the fixed-line business, service revenue from the fixed-line broadband business was RMB37.52 billion, up by 9.7% as compared to the same period of last year and as a percentage of service revenue from the fixed-line business, there was an increase from 52.7% in the first three quarters of 2013 to 56.1% in the first three quarters of 2014. The total number of fixed-line broadband subscribers reached 68.482 million as at 30 September 2014. ARPU for fixed-line broadband business was RMB62.4 in the first three quarters of 2014.

Costs and Expenses

In the first three quarters of 2014, total costs and expenses2 were RMB201.27 billion, down by 3.7% as compared to the same period of last year.

The Company continued to strengthen its network capacities, depreciation and amortisation charge were RMB55.14 billion in the first three quarters of 2014, up by 8.0% as compared to the same period of last year. At the same time, the Company appropriately increased in network operation investment, network, operation and support expenses were RMB27.77 billion, up by 12.6% as compared to the same period of last year.

The Company proactively promoted the transformation of its sale and marketing model and continued to enhance an efficient market expansion capacity. As a result, selling and marketing expenses were RMB31.79 billion in the first three quarters of 2014, down by 0.3% as compared to the same period of last year. Mobile broadband business terminal subsidy cost was RMB3.91 billion in the first three quarters of 2014, down by 32.7% as compared to the same period of last year.

Under the influence of the adjustments to interconnection settlement policy, interconnection charges were RMB11.12 billion in the first three quarters of 2014, down by 26.1% as compared to the same period of last year.

Earnings

In the first three quarters of 2014, profit before income tax was RMB14.07 billion and profit for the period was RMB10.56 billion, up by 26.1% as compared to the same period of last year. Basic earnings per share was RMB0.443 in the first three quarters of 2014. EBITDA3 was RMB72.00 billion in the first three quarters of 2014, up by 12.5% as compared to the same period of last year. EBITDA as a percentage of service revenue was 38.5% in the first three quarters of 2014.

Note 1:	Mobile broadband business included 3G business and 4G business.

Note 2:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

CAUTION STATEMENT

The Board wishes to remind investors that the unaudited financial information and the financial outline for the nine months ended 30 September 2014 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the nine months ended 30 September 2013 are extracted from the unaudited financial information of the Group; and the financial information for the year ended 31 December 2013 are extracted from the audited financial statements as contained in the 2013 Annual Report. Investors are cautioned not to unduly rely on financial data, statistics and comparison for the nine months ended 30 September 2014. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 23 October 2014

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of September 2014.

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of September 2014.

Operational statistics for the month of September 2014 are as follows:

September 2014
MOBILE BUSINESS:
Aggregate Number of Mobile Subscribers	297.070 million
Net Additions of Mobile Subscribers	0.544 million
Of which: Aggregate Number of Mobile Broadband Subscribers (Note 1)	145.710 million
Net Additions of Mobile Broadband Subscribers (Note 1)	1.130 million
FIXED-LINE BUSINESS:
Aggregate Number of Fixed-Line Broadband Subscribers	68.482 million
Net Additions of Fixed-Line Broadband Subscribers	0.393 million
Aggregate Number of Local Access Subscribers	83.868 million
Net Additions of Local Access Subscribers	(0.741) million

Notes:

1	Mobile Broadband Subscribers include both 3G and 4G LTE users.

2	All the Aggregate Numbers recorded for the month of September 2014 are aggregate data reported at 24:00 on 30 September 2014.

3	The accounting period of all Net Additions for the month of September 2014 is the period commencing from 0:00 on 1 September 2014 to 24:00 on 30 September 2014.

4	Net Additions of Mobile Broadband Subscribers include 0.280 million Data Card Subscribers.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of September 2014 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 23 October 2014

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

2